Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 33-62657) on Form S-8 of the Ceres Group, Inc. 401(k) Plan of our report dated June 18, 2004, with respect to the statement of net assets available for benefits (modified cash basis) of the Ceres Group, Inc. 401(k) Plan as of December 31, 2003, the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended, and the related supplemental schedule of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003, annual report on Form 11-K of the Ceres Group, Inc. 401(k) Plan.

/s/ KPMG LLP
Detroit, Michigan
June 28, 2004